Via EDGAR Transmission

April 26, 2023

Oleg Bilinski

Chief Executive Officer

Mag Magna Corp.

325 W Washington St.,

Ste 2877 San Diego,

CA 92103

Re: Mag Magna Corp.

Amendment No. 4 to Registration Statement on Form S-1

Filed April 5, 2023

File No. 333-268561

Ladies and Gentelments,

Set forth below are the responses of Mag Magna Corp. (the “Company,” “we,” “us” or “our”) to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated April 12, 2023, with respect to the Company’s Amendment No. 3 to Registration Statement on Form S-1, File No. 333-268561, initially filed with the Commission on February 21, 2023 (the “Registration Statement”).

Concurrently with the submission of this letter, we are filing through EDGAR Amendment No. 4 to the Registration Statement (“Amendment No. 4”).

For your convenience, each response is prefaced by the exact text of the Staff’s corresponding comment in bold, italicized text. All references to page numbers and captions correspond to Amendment No. 4 unless otherwise specified. Unless indicated otherwise, capitalized terms used, but not defined, herein shall have the meaning given to them in the Registration Statement.

Amendment No. 3 to Registration Statement on Form S-1 filed April 5, 2023

Prospectus Summary, page 5

1. Please revise the Prospectus Summary to provide a balanced presentation of your business to date, clearly stating that you have generated no revenues and quantifying your accumulated deficit. Please also clarify that no clinical trials have been conducted within the U.S. and that none of the claims made regarding the components have been reviewed by U.S. regulatory authorities.

Response: The Company has revised the Prospectus Summary and provided a balanced presentation of our business to date, as requested. As of the date of this prospectus, the Company has generated no revenues. We have included this information in the revised Prospectus Summary to provide transparency to our potential investors. Furthermore, we have quantified our accumulated deficit as of the end of our most recent fiscal year, which is detailed in the financial statements included in this prospectus.

We have also included clarification regarding our clinical trials. Specifically, we have stated that no clinical trials have been conducted within the U.S. We understand the importance of adhering to regulatory requirements, and as such, we would like to clarify that none of the claims made regarding the components in our product have been reviewed by U.S. regulatory authorities.

Exhibits 99.2-99.7 filed on February 21, 2023, show that Ipax has registered both … page 8

2. We note your response to our prior comment 1 and reissue in part. We note you have revised your registration statement to state the following: "As long as our company does not produce CHASIS and MAGA components, Mag Magna Corp. is not subject to FDA regulations. However, in the event that if we were to implement CHASIS and MAGA formulas and their direct sale that falls under the FDA's purview, the Company undertakes to obtain all permits and comply with FDA regulations prior to commencing production." Please revise your disclosure to clearly explain when the company would be required to seek and obtain FDA approval, as it is not apparent from the prospectus. Please also clearly state whether or not Ipax LLC has obtained FDA approval for the use of MAGA and CHASIS in feed products. If neither the company nor Ipax LLC has obtained FDA approval, please explain what activities the company may conduct at this time without such approval. If the company may not distribute, market and sell products containing MAGA and CHASIS in the U.S. at this time and without further regulatory approvals, please clearly state this in the Summary, MD&A and Business sections. Please also clearly state other jurisdictions where the company is authorized to distribute, market and sell products at this time, if any.

Response: The Company has updated the information through the Prospectus. The Company intends to distribute, market and sell the methodology of the developed MAGA & CHASIS formulas in North America according to the Patent License and Assignment Agreement with Ipax LLC.

The Company would be required to seek and obtain FDA approval in case the Company will decide to distribute, market and sell the manufactured formulas of MAGA & CHASIS. At present, the Company plans to distribute, market and sell exclusively the methodology of the MAGA & CHASIS formulas and share its expertise with other firms by offering consultation services to ensure the avoidance of antibiotic usage which is not subject to FDA approval.

The Company's primary objective is to promote the concept of not using antibiotics in chicken farming. The Company aims to disseminate the idea of avoiding antibiotics and the methodology of the developed formulas that have been tested and approved in Eastern Europe. It is worth noting that the Company has no plans to raise funds from investors to apply for FDA approval. Instead, the Company intends to allocate its resources towards the distribution of its concepts and methodologies. The Company is committed to spreading awareness about alternative approaches to raising chickens and encouraging sustainable farming practices.

Government Regulation and Further Product Approval… p 36

3. We note your response to our previous comment 2 and reissue in part. Please revise your disclosure in the Prospectus Summary to include an overview of the data used to support the claims made regarding MAGA and CHASIS. Please also explain the relevance of the Ukrainian review and certificates to the company's operations in the U.S. and elsewhere, as applicable. If the company is conducting operations in Ukraine, please state so. Alternatively, please explain why Ukrainian certificates and authorizations were sought if no operations are being conducted in Ukraine.

Response: The Company has revised the disclosure. The Company's MAGA and CHASIS formulas were created and tested in Ukraine, and as a result, we received certificates from the relevant authorities in that country. The Company's MAGA and CHASIS formulas were also tested and approved by the Department of Bird Diseases, Bees and Physicochemical Research of the Republican Unitary Enterprise “Institute of Experimental Veterinary Medicine named after S.N. Vyshelessky in Minsk, Belarus.

However, we want to be clear that the Company does not intend to produce these MAGA and CHASIS formulas till 2025. At this time, the Company is primarily focused on organizational activities, with intentions of expanding its operations in the near future by distributing, marketing, and selling a methodology of the developed formulas for feed additives, which is not subject to FDA approval.

The Company has established an approximate plan that outlines its objectives for the upcoming years. In the period between 2023-2025, the Company plans to focus on the development of its methodology, creating public awareness of its product, and establishing a solid theoretical basis for its approach. This stage will also include the administrative aspect of the company's operations. The Company intends to allocate its resources towards these key areas in the initial stage, with the aim of establishing a solid foundation for the business. This phase of the plan will also involve significant marketing and advertising efforts to promote the product and increase brand recognition.

The following stage between 2025-2027 will involve searching for potential partners, laboratories, and negotiating contracts for the implementation and distribution of the product. Additionally, the Company will aim to obtain FDA approval for the manufacture and distribution of the MAGA & CHASIS formulas. Before the Company will produce and distribute the manufactured MAGA & CHASIS formulas in the territory of the USA, it undertakes to get an approval from the U.S. Food and Drug Administration (FDA).

Between 2028-2029, the Company will focus on fostering close collaboration with key partners to ramp up production and development. The Company will aim to scale its operations, increase efficiency and maximize profits.

Our company implemented proactive measures to safeguard the value of … page 7

Management's Discussion and Analysis of Financial Condition and Results of Operations Overview, page 29

4. We note your response to our prior comment 3 and the newly added disclosure on page 29. Please revise this disclosure to clarify to what State you refer when you say that your application passed "a State patent examination" and where the Department of Bird Diseases, Bees and Physicochemical Research of the Republican Unitary Enterprise “Institute of Experimental Veterinary Medicine named after S.N. Vyshelessky” is located. Please also clarify in this discussion that the clinical trial was not supervised by the U.S. FDA and that the FDA has not passed on the safety or efficacy of MAGA or CHASIS. Please also explain, both here and throughout the document, how this data allows you to distribute, market and sell MAGA and CHASIS in the U.S. or elsewhere.

Response: The Company has clarified that the State patent examination referred to was conducted in Ukraine and the location of the Department of Bird Diseases, Bees and Physicochemical Research of the Republican Unitary Enterprise “Institute of Experimental Veterinary Medicine named after S.N. Vyshelessky” is located in Minsk, Belarus.

Regarding the clinical trial, we have clarified throughout the document that the trial was not supervised by the U.S. FDA and that the FDA has not passed on the safety or efficacy of MAGA or CHASIS. We have also added a clarification in the relevant section that the clinical trial was conducted in Ukraine and not in the United States.

We understand your concern regarding the distribution, marketing, and sale of MAGA and CHASIS in the U.S. or elsewhere. The Company plans to distribute, market and sell the methodology of the created formulas ‘MAGA’ and ‘CHASIS’ which is not a subject of the FDA regulation.

In case the Company decides to expand activity to distribution, marketing and sell the manufactured formulas, we are committed to complying with all regulatory requirements and ensuring the safety and efficacy of our products.

The clinical trial was supervised by the Department of Bird Diseases … page 30

Business, page 30

5. Please revise the Business section to include the data obtained in your clinical trial, detailed in Exhibit 99.8, to support the claims made regarding MAGA and CHASIS.

Response: The Company has revised the Business section and provided the full information.

You may contact Tara Harkins at 202-551-8707 or Sasha Parikh at 202-551-3627 if you have questions regarding comments on the financial statements and related matters. Please contact Cindy Polynice at 202-551-8707 or Laura Crotty at 202-551-7614 with any other questions. Sincerely, Division of Corporation Finance Office of Life Sciences cc: Roger D. Linn

MAG MAGNA CORP.

By:	/s/ Oleg Bilinski
Oleg Bilinski
Chief Executive Officer, Secretary, Treasurer and Director